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                             June 7, 2022

       Chenxi Yu
       Chief Financial Officer
       TuanChe Ltd
       9F, Ruihai Building, No. 21 Yangfangdian Road
       Haidian District
       Beijing, PRC 100038

                                                        Re: TuanChe Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 13, 2022
                                                            File No. 333-264942

       Dear Mr. Yu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed May 13, 2022

       Prospectus Cover Page, page i

   1.                                                   Please revise your
cover page to include the following disclosure:

                                                              You are not a
Chinese operating company.
                                                              Your VIE
structure involves unique risks to investors, and the VIE contracts have not been tested in
court.
                                                              The VIE structure
is used to provide investors with exposure to foreign investment in
                                                            China-based
companies where Chinese law prohibits direct foreign investment in the operating
companies, and that investors may never hold equity interests in the
                                                            Chinese operating
companies.
 Chenxi Yu
FirstName  LastNameChenxi Yu
TuanChe Ltd
Comapany
June 7, 2022NameTuanChe Ltd
June 7,
Page 2 2022 Page 2
FirstName LastName
                Chinese regulatory authorities could disallow your VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

         Please also provide a cross-reference to the specific risk factors addressing the risks facing the company and the offering as a result of your VIE structure.
2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE, such as your disclosure on the cover referencing "our VIE structure." Disclose, if true, that your subsidiaries and/or the VIE conduct operations in
         China and that the VIE is consolidated for accounting purposes.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong
         Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
5. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-
         reference on the cover page to the discussion of this issue in the prospectus summary.
 Chenxi Yu
FirstName  LastNameChenxi Yu
TuanChe Ltd
Comapany
June 7, 2022NameTuanChe Ltd
June 7,
Page 3 2022 Page 3
FirstName LastName
Prospectus Summary, page 1

7. Please add a prospectus summary section. Provide early in the summary a diagram of the
         company   s corporate structure, identifying the person or entity that owns the equity in
         each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
8. Please add disclosure clarifying that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
9. Please add a summary of risk factors section, and disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus or the Form 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
 Chenxi Yu
FirstName  LastNameChenxi Yu
TuanChe Ltd
Comapany
June 7, 2022NameTuanChe Ltd
June 7,
Page 4 2022 Page 4
FirstName LastName
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent that you determined that you are not covered by, or required to obtain, such permissions or approvals, please explain why and disclose the basis on which you made that determination.
11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
12. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
13. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your
 Chenxi Yu
TuanChe Ltd
June 7, 2022
Page 5
      securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 5

14. Revise to include a risk factor acknowledging that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with
      PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
15. We note the disclosure in your Form 20-F filed on April 29, 2022 that you are closely monitoring the CAC's Measures for Cybersecurity Review and will assess and determine whether you are required to apply for the cybersecurity review. Please tell us whether you have made any further assessments or determination as to applicability of the
      CAC regulations. If so, please provide updated disclosure in the prospectus. Please also disclose to what extent you believe that you are in compliance with the regulations or policies that have been issued by the CAC to date. To the extent that you have concluded that you are not required to obtain any approvals from the CAC, please disclose how you came to that conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Lichtenfels at 202-551-4457 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameChenxi Yu
                                                             Division of
Corporation Finance
Comapany NameTuanChe Ltd
                                                             Office of Trade &
Services
June 7, 2022 Page 5
cc:       Dan Ouyang
FirstName LastName